Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX June 5, 2025

IPERIONX AWARDED U.S. DEPARTMENT OF DEFENSE SBIR PHASE III CONTRACT FOR UP TO US$99M

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Low-Cost Domestic Titanium for Defense Applications: Receipt of an SBIR Phase III Indefinite Delivery, Indefinite Quantity (IDIQ) contract to achieve “Low-Cost Domestic Titanium for Defense Applications” in the U.S.

◾	SBIR phase III contract: Enables IperionX to receive task order funding from U.S. Department of Defense (DoD) agencies up to a total of US$99 million

◾	Accelerating commercial deployment: SBIR Phase III contracts are reserved for technologies ready to transition from R&D into scaled production for U.S. Government use

◾	Strategic initial projects: Initial task orders will focus on manufacturing high-performance titanium fasteners for U.S. DoD agencies

IperionX Limited (NASDAQ: IPX, ASX: IPX) is pleased to announce that is has been awarded a Small Business Innovation Research (SBIR) Phase III contract by the U.S. Department of Defense.

Structured as an Indefinite Delivery, Indefinite Quantity contract in support of achieving “Low-Cost Domestic Titanium for Defense Applications” in the U.S., the contract establishes a funding mechanism through which qualifying U.S. Government agencies can place project-specific task orders – collectively capped at US$99 million – for the supply of IperionX titanium components and parts.

The SBIR program, administered by the U.S. Small Business Administration, progresses innovations through three stages. Phase III is reserved for commercialization activities, allowing Federal agencies to procure proven SBIR-funded technologies without further competition. This award recognizes IperionX’s readiness to deliver strategic titanium components for U.S. defense applications.

IperionX is working with U.S. DoD agencies on project task orders that will draw down on the contract ceiling. Initial titanium manufacturing and supply projects, expected to commence in the coming months, will include titanium fasteners produced using IperionX’s patented titanium production and advanced forging technologies. These titanium parts will be manufactured at IperionX’s Titanium Manufacturing Campus in Virginia, supporting local skilled jobs and strengthening the U.S. defense industrial base.

The contract aligns with recent U.S. Government funding priorities aimed at fortifying U.S. critical-material manufacturing capabilities. Task orders may encompass additional product forms outside of fasteners, including higher-value aerospace components, positioning IperionX as a partner in the U.S. DoD’s drive for secure, American made and cost-competitive titanium.

Anastasios (Taso) Arima, IperionX CEO commented:

“Securing this Phase III contract is a pivotal milestone for IperionX. It validates the performance of our technologies and underscores the Department of Defense’s commitment to reshore an all-American titanium supply chain. We look forward to delivering mission-critical components that are lighter, stronger and more cost-effective while reducing reliance on international supply chains.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

Details of the contract

The SBIR base contract is an Indefinite Delivery, Indefinite Quantity agreement between the U.S. Army Research Laboratory and IperionX Technology LLC for a five year performance period commencing May 30, 2025. Funding under the contract will be enabled through project-specific task orders to a maximum of US$99 million. Material task orders received under the SBIR base contract will be disclosed upon receipt. The SBIR base contract can be terminated, in whole or in part, by the U.S. Government at their discretion and at any time.

About IperionX

IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, automotive and additive manufacturing.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.